UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
______________________________________________________
FORM 11-K
______________________________________________________
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to   _______
Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

L Brands, Inc. 401(k)
Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Financial Statements and Supplemental Schedule L Brands, Inc. 401(k) Savings and Retirement Plan Years Ended December 31, 2014 and 2013 With Report of Independent Registered Public Accounting Firm

L Brands, Inc. 401(k) Savings and Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm
To the Retirement Plan Committee of
L Brands, Inc. and
Plan Administrator of the L Brands, Inc.
401(k) Savings and Retirement Plan
We have audited the accompanying statements of net assets available for benefits of L Brands, Inc. 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the L Brands, Inc.'s 401(k) Savings and Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP

Columbus, Ohio
June 25, 2015

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments (at fair market value)	$1,258,819,562	$1,098,547,867
Wrapper contracts (at fair market value)	39,675	44,053
Total investments	1,258,859,237	1,098,591,920

Receivable for contributions from employer	36,294,586	34,990,043

Cash and cash equivalents	2,128,677	2,022,926
Due from brokers	430,170	265,085
Accrued other earnings	264,625	225,190
Accrued interest and dividends	105	142
Total assets	1,297,977,400	1,136,095,306

Liabilities
Due to brokers	119,268	522,618
Administrative expenses payable	400,270	377,726
Total liabilities	519,538	900,344
Net assets reflecting all investments at fair market value	1,297,457,862	1,135,194,962
Adjustment from fair market value to contract value for fully benefit-responsive investment contracts	(2,135,259)	(364,988)
Net assets available for benefits	$1,295,322,603	$1,134,829,974

See accompanying notes.

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013
Additions:
Investment income:
Net appreciation in fair value of investments	$143,984,701	$198,028,370
Dividends	9,330,095	4,870,443
Earnings from mutual funds	10,822,223	8,662,975
Earnings from investment contracts	2,070,713	1,998,488
Other earnings	994,972	817,725
Total investment income	167,202,704	214,378,001

Contributions:
Employer	58,462,862	56,374,397
Participant deferrals	39,632,071	38,353,079
Participant rollovers	4,013,443	3,637,824
Total contributions	102,108,376	98,365,300

Total additions	269,311,080	312,743,301

Deductions:
Distributions to participants	106,714,806	97,187,268
Administrative expenses	2,103,645	2,056,754
Total deductions	108,818,451	99,244,022

Net increase	160,492,629	213,499,279

Net assets available for benefits:
Beginning of year	1,134,829,974	921,330,695
End of year	$1,295,322,603	$1,134,829,974

See accompanying notes.

L Brands, Inc. 401(k) Savings and Retirement Plan
Notes to Financial Statements
Years Ended December 31, 2014 and 2013
1. Description of the Plan
General
The L Brands, Inc. 401(k) Savings and Retirement Plan (“the Plan”) is a defined contribution plan covering eligible employees of L Brands, Inc. and its affiliates (“the Employer”). The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of October 1, 2011) for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Effective March 22, 2013, the Employer changed its name from Limited Brands, Inc. to L Brands, Inc. Consequently, effective December 2, 2013, the Plan name was changed from the Limited Brands, Inc. 401(k) Savings and Retirement Plan to the L Brands, Inc. 401(k) Savings and Retirement Plan.
Eligibility
Employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.
Contributions
Employer contributions
The Employer provides a matching contribution of 100% of each participant’s voluntary contributions up to 4% of annual eligible compensation.
The Employer also provides a non-elective annual retirement contribution equal to a percentage of annual eligible compensation to eligible participants who are one of the following:

•	Employed on the last day of the Plan year, having completed 1,000 hours of service during the Plan year

•	Involuntarily terminated without cause during the Plan year

•	Voluntarily terminated during the Plan year, and as of the last day of the Plan year are age 55 or above and have a minimum of seven years of vested service
Annual retirement contributions are determined based on each participant’s annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings up to Social Security Wage Base	Earnings above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%
Annual eligible compensation used to determine Employer contributions is based on each participant’s qualified plan compensation less any compensation received prior to initially becoming eligible for Employer contributions, and is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual compensation limit was $260,000 and $255,000 for the years ended December 31, 2014 and 2013, respectively.

Participant voluntary contributions
Participants may elect to make voluntary tax-deferred contributions up to 75% of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($17,500 for the years ended December 31, 2014 and 2013). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.
Plan participants aged 50 or above before the end of the Plan year whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary “catch-up” contributions to the Plan. Catch-up contributions are limited to the maximum permitted under Section 414(v) of the Code adjusted annually ($5,500 for the years ended December 31, 2014 and 2013). Catch-up contributions are not eligible for Employer matching contributions.
Investment Options
Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan’s investment alternatives as of December 31, 2014, include 22 mutual funds, one pooled account of the Employer’s common stock, one pooled account of common collective trusts and synthetic investment contracts, as well as the option for participants to manage the investment of account balances through self-directed accounts. The Employer periodically reviews and may make changes to the investment choices available. On September 26, 2014, the Plan eliminated the T. Rowe Price Retirement Income Fund and added the T. Rowe Price Retirement 2005 Fund and the T. Rowe Price Retirement 2060 Fund.
If a participant makes no investment fund election, all contributions made into such participant’s account are invested into the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate T. Rowe Price Retirement target date fund, which is selected based on the participant’s date of birth.
Participant Accounts
Each participant’s account is credited with the participant’s and Employer’s contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.
Vesting
Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. Participants become vested in the Employer non-elective annual retirement contributions over a period of six years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%
Employees hired on or after January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 500 hours of service.
Payment of Benefits
The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan. Prior to April 1, 2013, such terminated participants aged 65 or older were required to withdraw their full account balances from the Plan. Effective with the

2013 Plan year, terminated participants aged 70½ or older are required to take minimum annual distributions, in accordance with Section 401(a)(9) of the Code.
Qualifying, actively-employed participants may elect to withdraw all or a portion of their vested account balances through specified in-service distribution alternatives.
Participants whose benefit payments include amounts invested in the pooled account of Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.
Participants may elect to receive their benefit payments from the Plan or have such benefits paid directly to an eligible retirement plan.
Amounts Allocated to Participants Withdrawn From the Plan
Amounts allocated to participants withdrawn from the Plan but not yet paid were $386,824 as of December 31, 2014. No amounts were allocated as of December 31, 2013.
Forfeitures
Forfeitures are used to reduce the Employer’s contributions to the Plan; forfeitures were $2,195,072 and $1,877,879 for the years ended December 31, 2014 and 2013, respectively. There were no unused forfeitures at December 31, 2014 or 2013.
Administrative Expenses
Plan participants pay administrative expenses of the Plan through revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee, and through fees deducted directly from participant accounts.
Revenue sharing and sub-transfer fees received by the Plan are credited directly into the Plan’s trust accounts and from there remitted to the Plan’s trustee. Fees transferred through the Plan’s trust accounts in this manner are reported in the Plan’s financial statements as other earnings and also as administrative expenses.
Each participant’s account is charged on a per-participant basis for additional recordkeeping and trustee fees, as well as investment advisory and audit fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, as required by Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans, including investment valuation and income recognition. The Plan year is January 1 through December 31.
Use of Estimates
The Plan prepares its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Risks
The Plan provides for the various investment options as described in Notes 1, 3, 4, and 5. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could have a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Recently Issued Accounting Pronouncements
Fair Value Measurements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient, and limits those disclosures to only those investments for which the entity elected to measure the fair value using that practical expedient. This standard requires retrospective adoption and will be effective for years beginning after December 15, 2015. Early adoption is permitted. Plan management is currently evaluating the effect that the provisions of ASU 2015-07 will have on the Plan’s financial statements.
Adjustment From Fair Value to Contract Value
In accordance with the FASB authoritative guidance included in ASC 962, the statements of net assets available for benefits present investment contracts at fair value. However, contract value is the relevant measurement attribute for the Plan’s fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Net Appreciation in Fair Value of Investments
Net realized and unrealized appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.
Benefit Payments
Benefits are recorded when paid.
3. Investments
The Plan’s investments are held by Wells Fargo Bank, N.A., trustee of the Plan.

The following table presents balances at December 31, 2014 and 2013, for the Plan’s current investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2014 or 2013, are separately identified.

	December 31,
	2014	2013
Investments at fair value as determined by:
Quoted market price:
Common stocks:
L Brands, Inc.*	$335,631,899	$239,561,564
Common stocks - other	3,248,871	3,148,278
Mutual funds:
Vanguard Institutional Index Fund*	145,923,245	132,042,554
T. Rowe Price Retirement 2040*	99,607,334	90,612,704
T. Rowe Price Retirement 2030*	84,591,106	77,087,470
Dodge & Cox Stock Fund*	82,739,924	75,805,574
Nuveen Winslow Large-Cap Growth Fund*	75,690,269	70,730,042
Artisan International Investor Shares*	59,710,616	59,899,473
Mutual funds - other	227,457,762	199,688,091
Other investments	15,758	14,699
Estimated fair value:
Synthetic investment contracts:
Synthetic investment contracts	144,242,453	150,001,471
Total investments at fair value	$1,258,859,237	$1,098,591,920
* Investments that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013.  Artisan International Investor Shares is over 5% only as of December 31, 2013.
The appreciation (depreciation) in fair value of the Plan’s investments, including investments bought, sold, and held during the year, for the years ended December 31, 2014 and 2013, is as follows:

	2014	2013
Net appreciation (depreciation) in fair value of investments determined by:
Quoted market price:
Mutual funds	$46,686,431	$137,885,014
Common stocks	97,305,713	60,139,502
Other investments	(7,443)	3,854
Net appreciation in fair value of investments	$143,984,701	$198,028,370
4. Fair Value Measurements
The authoritative guidance included in ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted market prices in active markets for identical assets or liabilities.

•
Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2014 and 2013.
Mutual funds and common stocks are determined by quoted market prices and are classified within Level 1 of the valuation hierarchy.
Common collective trusts (“CCTs”) are valued at the respective net asset values (“NAVs”) as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.
Synthetic investment contracts (“SICs”) are portfolios of common collective trusts owned by the Plan with wrapper contracts. The fair value of the wrapper contracts is only determined annually for financial statement reporting purposes. Since no active market exists for wrapper contracts, the fair value of such wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating. The Plan Administrator has analyzed the determination of the Plan’s wrapper contract values, and has concluded that the amounts reported in the Plan’s financial statements appropriately reflect the approximate fair value of its wrapper contracts as of December 31, 2014 and 2013.
SICs may have elements of risk due to lack of a secondary market and resale restrictions, which may result in the inability of the Plan to sell a contract at a fair price and may substantially delay the sale of contracts which the Plan seeks to sell (see Note 5). In addition, wrapper contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due. The fair value of wrapper contracts is classified under Level 3 of the valuation hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013. ASC 820-10 requires investments to be shown by major security types.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail industry	$335,631,899	$—	$—	$335,631,899
Mutual funds:
Target date	295,116,782	—	—	295,116,782
Equity funds	223,643,474	—	—	223,643,474
Index funds	145,923,245	—	—	145,923,245
International funds	59,710,616	—	—	59,710,616
Fixed income funds	44,126,744	—	—	44,126,744
Total mutual funds	768,520,861	—	—	768,520,861
Synthetic investment contracts:
CCT bond funds (a)	—	144,202,778	—	144,202,778
Mutual Fund - Fixed Income	2,572,421	—	—	2,572,421
Wrapper contracts	—	—	39,675	39,675
Total synthetic investment contracts	2,572,421	144,202,778	39,675	146,814,874
Self-Directed Accounts:
Mutual funds	4,626,974	—	—	4,626,974
Common stocks	3,248,871	—	—	3,248,871
Other investments	15,758	—	—	15,758
Total self-directed accounts	7,891,603	—	—	7,891,603
Total assets at fair value	$1,114,616,784	$144,202,778	$39,675	$1,258,859,237

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail industry	$239,561,564	$—	$—	$239,561,564
Mutual funds:
Target date	257,338,553	—	—	257,338,553
Equity funds	205,108,424	—	—	205,108,424
Index funds	132,042,554	—	—	132,042,554
Fixed income funds	59,899,473	—	—	59,899,473
International funds	41,032,319	—	—	41,032,319
Other funds	2,197,281	—	—	2,197,281
Total mutual funds	697,618,604	—	—	697,618,604
Synthetic investment contracts:
CCT bond funds (a)	—	149,957,418	—	149,957,418
Mutual Fund - Fixed Income	3,854,806	—	—	3,854,806
Wrapper contracts	—	—	44,053	44,053
Total synthetic investment contracts	3,854,806	149,957,418	44,053	153,856,277
Self-Directed Accounts:
Mutual Funds	4,392,498	—	—	4,392,498
Common stocks	3,148,278	—	—	3,148,278
Other investments	14,699	—	—	14,699
Total self-directed accounts	7,555,475	—	—	7,555,475
Total assets at fair value	$948,590,449	$149,957,418	$44,053	$1,098,591,920

(a)
This category includes investments in U.S. government and agency obligations, asset-backed securities, commercial and residential mortgaged-backed securities, corporate debt securities and FDIC-insured debt securities.

Gains and Losses on Level 3 Investments
The following tables set forth a summary of changes in the fair value of the Plan's Level 3 investments for the years ended December 31, 2014 and 2013.

Level 3 Assets Year Ended December 31, 2014
Wrapper Contracts
Balance at December 31, 2013	$44,053
Total net unrealized losses not included in net investment income in the Statements of Changes in Net Assets Available for Benefits	(4,378)
Net purchases	—
Net sales	—
Net transfers out of Level 3	—
Balance at December 31, 2014	$39,675
The amount of total losses for the period attributable to the change in unrealized losses relating to assets still held at the reporting date	$(4,378)
The Plan had no transfers between Levels.

Level 3 Assets Year Ended December 31, 2013
Wrapper Contracts
Balance at December 31, 2012	$31,673
Total net unrealized gains not included in net investment income in the Statements of Changes in Net Assets Available for Benefits	12,380
Net purchases	—
Net sales	—
Net transfers out of Level 3	—
Balance at December 31, 2013	$44,053
The amount of total gains for the period attributable to the change in unrealized gains relating to assets still held at the reporting date	$12,380
The Plan had no transfers between Levels.
5. Investment Contracts
Nature of Investment Contracts
The Plan, under its Stable Value Fund investment option, invests primarily in SICs. In a SIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates. However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan’s assets.
In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments, including accrued interest, the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract’s crediting rate to fall below 0%, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract’s crediting rate at a minimum of 0%. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.
Calculating the Interest Crediting Rate in Wrapper Contracts
The key factors that influence future interest crediting rates for wrapper contracts include:

•	The level of market interest rates

•	The amount and timing of participant contributions, transfers, and withdrawals in/out of the stable value fund

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper
The Plan has no reserves against the contract value for credit risk of the contract issuer or otherwise. The average annual yield for the investment contracts was approximately 1.20% and 1.10% for the years ended December 31, 2014 and 2013, respectively. The average annual yield adjusted to reflect the rate credited to participants was approximately 1.32% and 1.23% for the years ended December 31, 2014 and 2013, respectively.
The wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Plan’s Stable Value Fund investment option are paid at contract value, but are funded through the market value liquidation of the underlying investments, also impacting the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrapper contract value is presented on the Plan’s statements of net assets available for benefits as adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.
Events That Limit the Ability of the Plan to Transact at Contract Value
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value.
Issuer-Initiated Contract Termination
Wrapper contracts generally are evergreen contracts that contain termination provisions. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a guaranteed investment contract, at the hypothetical market value based upon a contractual formula).
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 27, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
U.S GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
7. Plan Administration
The Retirement Plan Committee, which comprises members appointed by the Compensation Committee of the Board of Directors of the Employer, administers the Plan. The Board of Directors has delegated the day-to-day administrative duties to the Retirement Plan Committee.
8. Plan Termination
Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. L Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

9. Parties-in-Interest
Wells Fargo Bank, N.A., trustee of the Plan, its subsidiaries, and affiliates maintain and manage certain investments of the Plan, for which the Plan is charged investment expenses.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$1,295,322,603	$1,134,829,974
Adjustment from fair market value to contract value for fully benefit-responsive investment contracts	2,135,259	364,988
Amounts allocated to withdrawing participants	(386,824)	—
Net assets available for benefits per Form 5500	$1,297,071,038	$1,135,194,962
The following is a reconciliation of total additions per the financial statements to the total earnings per the Form 5500:

Year Ended December 31, 2014
Total additions per the financial statements	$269,311,080
Changes in adjustments from contract value to fair value	1,770,271
Total income per Form 5500	$271,081,351
The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2014
Benefits paid to participants per the financial statements	$106,714,806
Amounts allocated to withdrawing participants:
At December 31, 2014	386,824
At December 31, 2013	—
Benefits paid to participants per Form 5500	$107,101,630
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.

Supplemental Schedule

L Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value**
	Common Stock and Mutual Funds
*	L Brands, Inc.	Common Stock - 3,877,896 - shares	$335,631,899

	Vanguard Institutional Index Fund	Mutual Fund - 773,431 - shares	145,923,245
	T. Rowe Price Retirement 2040	Mutual Fund - 4,164,186 - shares	99,607,334
	T. Rowe Price Retirement 2030	Mutual Fund - 3,674,679 - shares	84,591,106
	Dodge & Cox Stock Fund	Mutual Fund - 457,278 - shares	82,739,924
	Nuveen Winslow Large-Cap Growth Fund	Mutual Fund - 1,721,407 - shares	75,690,269
	Artisan International Investor Shares	Mutual Fund - 1,993,011 - shares	59,710,616
	Hartford Midcap Holdings Fund	Mutual Fund - 1,279,509 - shares	47,700,088
	T. Rowe Price Retirement 2020	Mutual Fund - 2,255,877 - shares	46,719,217
	PIMCO Total Return Fund	Mutual Fund - 3,892,479 - shares	41,493,829
	T. Rowe Price Retirement 2050	Mutual Fund - 1,815,096 - shares	24,340,438
	T. Rowe Price Retirement 2010	Mutual Fund - 574,825 - shares	10,191,640
	T. Rowe Price Retirement 2045	Mutual Fund - 542,128 - shares	8,674,054
	T. Rowe Price Retirement 2035	Mutual Fund - 466,351 - shares	7,769,412
	RidgeWorth Mid-Cap Value Equity Fund	Mutual Fund - 499,487 - shares	6,837,979
	T. Rowe Price Retirement 2055	Mutual Fund - 499,759 - shares	6,651,790
	RidgeWorth Small Cap Value Equity Fund	Mutual Fund - 380,997 - shares	5,802,590
	Prudential Jennison Small Company Fund	Mutual Fund - 182,427 - shares	4,872,624
	T. Rowe Price Retirement 2025	Mutual Fund - 299,240 - shares	3,601,360
*	Wells Fargo Heritage Money Market Fund	Mutual Fund - 2,632,915 - shares	2,632,915
	T. Rowe Price Retirement 2015	Mutual Fund - 176,677 - shares	2,556,519
	T. Rowe Price Retirement 2005	Mutual Fund - 30,933 - shares	402,126
	T. Rowe Price Retirement 2060	Mutual Fund - 1,194 - shares	11,786

	Mutual Funds
	Self Directed Brokerage Accounts		7,891,603

	Pooled Stable Value Fund
	Dreyfus Cash Management Fund	Mutual Fund - 2,572,421 - shares	2,572,421

	Synthetic Contracts and Underlying Investments
	Invesco Short Term Bond Fund	Collective Fund - 18,692,017 - units	30,026,893
	Jennison 1-5 Year Government/Credit Fund	Collective Fund - 20,612,196 - units	22,245,649
	Voya Short Duration Bond Fund	Collective Fund - 14,289,151 - units	15,187,524

L Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year) (continued)

December 31, 2014

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value**
	Invesco Short Duration Fund	Collective Fund - 13,516,240 - units	13,718,254
	Invesco Intermediate Government/Credit Fund	Collective Fund - 6,944,055 - units	13,623,959
	Jennison intermediate Government/Credit Fund	Collective Fund - 5,900,483 - units	10,948,937
	PIMCO Intermediate Government/Credit Fund	Collective Fund - 4,467,607 - units	10,791,058
	BlackRock Intermediate Government/Credit Fund	Collective Fund - 6,213,311 - units	10,313,474
	Invesco Multi Manager Core Fixed Income Fund	Collective Fund - 4,984,268 - units	8,185,379
	Invesco Core Fixed Income Fund	Collective Fund - 1,341,366 - units	2,300,533
	BlackRock Core Fixed Income Fund	Collective Fund - 1,392,358 - units	2,293,771
	GSAM Core Fixed Income Fund	Collective Fund - 1,504,094 - units	2,287,577
	PIMCO Core Fixed Income Fund	Collective Fund - 1,292,606 - units	2,279,770
	Transamerica Premier Life Insurance Company	Contract Wrapper - 1.23%	39,675
	Voya Financial - A	Contract Wrapper - 1.09%	—
	Voya Financial - B	Contract Wrapper - 0.99%	—
	Voya Financial - C	Contract Wrapper - 2.09%	—
	Pacific Life Insurance	Contract Wrapper - 1.42%	—
	Prudential Ins Co	Contract Wrapper - 1.47%	—
	American General Life	Contract Wrapper - 0.80%	—
			$1,258,859,237

	Note: Column (d) is not applicable for participant-directed investments.
	* Represents a party-in-interest
	** Participant-directed

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L Brands, Inc. 401(k) Savings and Retirement Plan

Date: June 25, 2015	By:	/s/ EZRA D. SINGER
Ezra D. Singer
Senior Vice President, Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP